Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of November 2002

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:

 1. Press Release dated November 4, 2002 announcing new Board members and Verizon affirms commitment to Strategic Alliance





TELUS						NEWS RELEASE



November 4, 2002

TELUS announces new Board members and Verizon affirms commitment to strategic alliance


Vancouver, B.C. - TELUS Corporation today announced that two Verizon executives -- Daniel C. Petri, group president - International, and Alfred C. Giammarino, senior vice president and chief financial officer - International -- have joined its Board. These appointments replace Michael Masin, who recently became vice chairman and COO of Citigroup, and Fares Salloum, who will be retiring from Verizon at the end of this year.

Darren Entwistle, president and CEO of TELUS remarked, "Dan and Al will be excellent additions to the TELUS Board given their extensive telecommunications experience. Ivan Seidenberg, CEO of Verizon stated, "The appointments signify our continued commitment to the long-standing and productive strategic alliance and investment that we have with TELUS in Canada."

Daniel Petri has had a 31-year career in the NYNEX, Bell Atlantic and Verizon organizations, most recently as president, International-Europe and Asia. In a wide ranging career, he has overseen customer care operations in New York City, had responsibility for wireless, video, directory and international operations and investments, and developed and managed global connectivity.

Al Giammarino has had a 17-year career in GTE and Verizon, most recently as senior vice president and CFO - information services and international. He has enjoyed successively more senior positions in corporate accounting, finance, strategic planning and business development.

TELUS (TSX:T, TA; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country. TELUS has annual revenues of Cdn.$7 billion, 4.9 million access lines, 783 thousand Internet subscribers and 2.9 million wireless subscribers. The company provides subscribers with a full range of telecommunications products and services including data, Internet Protocol, voice and TELUS Mobility wireless services across Canada. Verizon owns 21% of TELUS shares. For more information, please visit www.telus.com.

Verizon Communications (NYSE:VZ) is one of the world's leading providers of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States with 135 million access line equivalents and 31.5 million Verizon wireless customers. Verizon is also the largest directory publisher in the world. With more than US$67 billion in annual revenues and more than 236,000 employees, Verizon's global presence extends to more than 35 countries in the Americas, Europe, Asia and the Pacific. For more information, visit www.verizon.com.

-30-
For more information, please contact:

Nick Culo
Media Relations
(780) 493-7236
nick.culo@telus.com

John Wheeler
Investor Relations
(780) 493-7310
john.wheeler@telus.com







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date
						TELUS Corporation

						"James W. Peters"

						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary